EXHIBIT 99.2
Letter to Beneficial Owners
April 13, 2007
Dear Fellow Partner,
          I am pleased to announce Enterprise Products Partners L.P.’s (the “Partnership”) Distribution Reinvestment Plan (the “Plan”) which is available to owners of common units of the Partnership. The Plan provides a simple, convenient and no-cost means of investing in the Partnership’s common units.
Plan Highlights:
•	You may participate in the Plan if you currently are a unitholder of record of our common units or if you own our common units through your broker (by having your broker participate on your behalf).

•	You may purchase additional common units by reinvesting all or a portion of the cash distributions paid on your common units.

•	You may purchase our common units through the Plan at a discount ranging from 0% to 5% (currently set at 5%) without paying any service fees, brokerage trading fees or other charges. (Note: If you participate in the Plan through your broker, you should consult with your broker; your broker may charge you a service fee for participating on your behalf.)
          Your participation in the Plan is voluntary, and, if you elect to participate in the Plan, you may terminate your participation in the Plan at any time. You should read carefully the prospectus describing the Plan before deciding to participate in the Plan.
          If you are interested in learning more about the Plan, contact your broker for more information including a prospectus describing the Plan. You may also obtain a prospectus by visiting the Investor ServiceDirect® section of Mellon Investor Services’ website at www.melloninvestor.com or by contacting Mellon Bank, N.A., the Plan Administrator, c/o Mellon Investor Services, P.O. Box 3338, South Hackensack, NJ 07606-1938. You may also call the Administrator at 1-800-982-7649 (toll free from inside the United States or Canada) or 1-201-329-8660 (from outside the United States or Canada). Please include a reference to Enterprise Products Partners L.P. in all correspondence.
          Sincerely,
          /s/ Robert G. Phillips
          Robert G. Phillips
          President and Chief Executive Officer
This letter does not constitute an offer to sell or a solicitation of an offer to buy the limited partner units described in this letter, nor shall there be any sale of these limited partner units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offer is being made only through the prospectus, which is part of a registration statement that became effective on April 13, 2007.